FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Banco Santander, S.A.

Item

1	Press release regarding 1st half of 2012 results.

Press Release

FIRST HALF 2012 RESULTS

Santander registered attributable net profit of EUR 1.704

billion (-51%), after covering 70% of real estate provisions required by the latest Spanish regulations

Pre-provision profit was EUR 12.503 billion, up 6%.

•

SPANISH REAL ESTATE RISK: Provisions of EUR 2,780 million cover 70% of the requirements imposed by the decrees passed in February and May this year. Real estate exposure was reduced by EUR 3,700 million in the six months, to EUR 28,262 million. The stock of properties fell for the first time.

•

CAPITAL: Santander exceeded the core capital target of 9% under EBA criteria. Under BIS II standards, the core capital ratio is 10.1%. The stress tests done by independent consultants show that Santander does not need capital or state aid.

•	EFFICIENCY: Revenues increased by slightly more than costs, which led to an improvement of 20 basis points in the efficiency ratio to 44.5%, the best among international banks.

•

VOLUME: In Spain deposits grew 15% in the Santander branch network and loans now represent 112% of deposits. For the Group loans totalled EUR 766,224 million and deposits EUR 653,812 million, up 6% and 5%, respectively.

•

NPLs: The Group’s NPL ratio rose 0.33 point year-on-year to 4.11%. In Spain it rose 1.17 point to 5.98%, in part because of the decline in loans. That is still more than three points below the sector average. NPL coverage improved in the second quarter to 65% for the group and 53% in Spain.

•	DIVERSIFICATION: Latin America contributed 50% of group profit (Brazil 26%, Mexico 12% and Chile 6%), Continental Europe 27% (Spain 14%, Germany 5% and Poland 4%), the UK 13% and the US 10%.

•

Latin America: Net profit was EUR 2,240 million, a decline of 9% as a result of the sale of the business in Colombia and minority stakes. Lending rose 11% and deposits climbed 4%. The three main markets (Brazil, Mexico and Chile) achieved significant growth in revenue and volumes, although provisions also increased.

•

Continental Europe: Attributable profit was EUR 1,211 million, down 23%. Lending fell 3% and deposits 1% (+3% in Spain). The Santander branch network in Spain logged its best performance for ten quarters in terms of revenues, posting EUR 1,217 million in the second quarter.

•	U.K.: Attributable profit was EUR 566 million, up 49% from the same period in 2011, when one-time charges were made. Lending and deposits were stable.

•

U.S.: Attributable profit was EUR 456 million, down 12%. Sovereign’s performance was steady while Santander Consumer USA’s contribution fell following the sale of 25% of the business in 2011. Lending increased 6% and deposits rose 2%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com

Madrid, July 26, 2012 — Banco Santander registered net attributable profit of EUR 1,704 million in the first half of the year, a fall of 51% compared with the same period last year. The decline is a result of setting aside EUR 1,304 million for provisions for real estate exposure in Spain of the second quarter ordinary profit of EUR 1,404 million. That resulted in an accounting profit of just EUR 100 million for the quarter.

Banco Santander Chairman Emilio Botín said: “The first half results make us one of the most solid and efficient banks in the world and show we are able to increase revenues and keep costs under control even in a difficult environment. The provisions we are making will allow us to put real estate write-offs in Spain behind us by the end of this year.”

Results

In the first half of 2012, Banco Santander’s group revenues rose 5.3% to EUR 22,544 million and absorbed costs of EUR 10,041 million, up 5.1% compared with the same period last year. Latin America and Continental Europe produced strong revenue growth and the performance in Spain stood out. The Santander branch network achieved revenues of EUR 1,217 million between April and June, the highest figure of the last ten quarters.

The difference between revenues and costs produced net operating income of EUR 12,503 million, 5.5% more than the same period last year and 10.2% more than the second half of 2011. The performance of revenues and costs resulted in an improvement of 20 basis points in the efficiency ratio to 44.5%, which makes Santander the most efficient international bank in the world.

Pre-provision profit of EUR 12,503 million (EUR 25,000 million in annualised terms) shows Santander’s capacity to generate earnings and make provisions when the economic situation requires. EUR 6,540 million (+42%) was allocated to provisions for non-performing loans and a further EUR 1,896 million (EUR 1,304 million in net terms) was assigned to cover real estate exposure in Spain. The bank also assigned EUR 884 million from the sale of the Colombian business to real estate provisions.

The NPL coverage ratio rose for the second quarter running, both for the group and the Spanish business, whose coverage ratios were 65% and 53%, respectively.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com

Without these extraordinary write-offs, ordinary attributable profit (before capital gains) would have been EUR 3,008 million, a fall of 14%.

Banco Santander’s diversification is the main reason group results have held up so well against such a difficult backdrop in Europe, where it carries out a large part of its business. Latin America contributes 50% of profits – Brazil makes up 26%, Mexico 12% and Chile 6%. Continental Europe accounts for 27%, of which Spain represents 14%, Germany 5% and Poland 4%, while the U.K. brings in 13% and the U.S. 10%.

Business

Growth in lending in emerging market units in Latin America and Poland was strong. Lending fell in deleveraging markets, such as Spain and Portugal, while deposits rose.

Group outstanding loans came to EUR 766,224 million, or 117% of deposits of EUR 653,812 million, compared with 150% in December, 2008. In Spain, the loan-to-deposit ratio was 112%, with EUR 208,000 million in loans and EUR 187,000 million in deposits, down from 178% at the close of 2008.

Banco Santander continued to enjoy access to wholesale funding markets, placing EUR 26,000 million in issues and securitizations in the market. The bank’s strong liquidity position, even in a period of stress, means it does not need to issue debt in 2012 to meet financing needs in Spain and Portugal.

Customer funds under group management were one trillion euros at the close of June. Deposits increased by 6%, including EUR 9,803 million in commercial paper placed by the branch network in Spain and letters of credit in Brazil. The highest growth in deposits was registered in Mexico, with 19%, followed by Chile, with 15%, Poland, with 9%, Portugal, 7% and Brazil, 6%. In Spain, the Santander branch network increased deposits by 15%, gaining 0.7 point in market share.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com

Outstanding net loans were EUR 766,224 million at the end of 2012, up by nearly 6% from a year earlier. Lending increased by 18% in Brazil, 15% in Mexico, 6% in Chile, 13% in Poland and 6% in the U.S. Lending fell by 7% in Portugal, by 4% in Spain and was flat in the U.K. In Spain, the decline of 20% on the year in loans for real estate purposes was noteworthy.

The non-performing loan rate was below the average for the sector in all the Group’s major markets. The Group non-performing loan ratio rose 0.33 percentage point from a year earlier to 4.11%, an increase of 0.13 point during the quarter.

In Spain, NPLs were 5.98%, up 1.17 point year-on-year, affected by the decline in lending. In the U.K., NPLs were broadly unchanged at 1.83%. NPLs in Santander Consumer Finance fell by about one percentage point from a year earlier to 3.88%. In the U.S., the quarter-to-quarter decline continued, with NPLs at 2.27%. In Latin America, bad loans increased by about one percentage point in Brazil and Chile and about 80 basis points in Mexico.

In all the Group’s markets, the NPLs were below the average for the sector, especially in Spain, where the industry’s rate is nearly three percentage points above Santander’s.

Real estate risk in Spain

Banco Santander stepped up its reduction of real estate risk during the first half of the year and, at the same time, increased its provisions for potential losses in this segment in Spain.

Group real estate exposure in Spain was EUR 42,500 million at the close of 2008, of which EUR 4,800 million were acquired or repossessed properties and EUR 37,700 million were loans. Three and a half years later, that exposure has been reduced by EUR 14,200 million to EUR 28,300 million, of which EUR 19,900 million are loans and EUR 8,400 million acquired properties. This process has picked up speed and this is the first six-month period in which both the stock of properties and loans declined.

In February and May of 2012, two royal decrees were approved which increased provisions for real estate loans and which must be charged against this year’s results. These rules require Banco Santander to set aside an additional gross EUR 8,800 million, which is partly covered by capital. The bank had already set aside EUR 1,800 million for this purpose in its 2011 results and has provided another EUR 2,780 million in the second quarter of 2012.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com

These provisions, plus the portion that is charged against capital, mean that Banco Santander had covered more than 70% of its requirement under the new rules at the end of the first half. That figure would rise to more than 75% taking into account the EUR 490 million obtained through the reinsurance agreement with a unit of Deutsche Bank covering life insurance policies in Spain and Portugal.

Capital and the share

Since the beginning of the year, Banco Santander has exceeded the European Banking Authority’s core capital requirement of 9% on June 30. Under Basel II criteria, Banco Santander’s core capital ratio was 10.1%.

Banco Santander’s market capitalization was EUR 49,261 million at June 30, which made it the largest bank in the euro zone in stock market value. That is significantly less than its total equity and financial capital of EUR 81,821 million at the end of June.

Shareholder remuneration to be charged against 2012 results will be EUR 0.60 a share. This will be distributed through the Santander Dividendo Elección programme (scrip dividend) which allows shareholders to choose between receiving a dividend of approximately EUR 0.15 a share in cash or shares on each of the four usual dividend payment dates.

The bank had 3,275,132 shareholders at the end of the first half. The Group employed 187,251 people, serving more than 102 million customers in 14,569 branches. That makes it the biggest international financial group in terms of shareholders and branch network.

More information at: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com

Key consolidated data
			Variation
	H1 ’12	H1 ’11	Amount	%	2011
Balance sheet (EUR million)
Total assets	1,292,677	1,231,908	60,770	4.9	1,251,525
Net customer loans	766,224	723,969	42,254	5.8	750,100
Customer deposits	644,009	624,414	19,595	3.1	632,533
Customer funds under management	1,000,165	995,741	4,424	0.4	984,353
Shareholders’ equity	80,650	77,697	2,954	3.8	80,400
Total managed funds	1,417,861	1,374,028	43,833	3.2	1,382,980

Income statement (EUR million)
Net interest income	15,499	14,299	1,199	8.4	29,110
Gross income	22,544	21,403	1,141	5.3	42,754
Pre-provision profit	12,503	11,846	657	5.5	23,195
Profit from continuing operations	3,472	3,940	(467)	(11.9)	7,812
Attributable profit to the Group	1,704	3,501	(1,797)	(51.3)	5,351

EPS, profitability and efficiency (%)
EPS (euro)	0.18	0.40	(0.22)	(54.8)	0.60
Diluted EPS (euro)	0.18	0.39	(0.21)	(54.8)	0.60
ROE	4.33	9.39			7.14
ROTE	6.38	14.07			10.81
ROA	0.34	0.65			0.50
RoRWA	0.76	1.35			1.06
Efficiency ratio (with amortisations)	44.5	44.7			45.7

BIS II ratios and NPL ratios (%)
Core capital	10.10	9.20			10.02
Tier I	11.01	10.43			11.01
BIS II ratio	13.50	13.10			13.56
NPL ratio	4.11	3.78			3.89
NPL coverage	65	69			61

Market capitalisation and shares
Shares (1) (millions at period-end)	9,435	8,440	995	11.8	8,909
Share price (euros)	5.221	7.963	(2.742)	(34.4)	5.870
Market capitalisation (EUR million)	49,261	67,210	(17,949)	(26.7)	52,296
Book value (euro)	8.18	8.73			8.59
Price / Book value (X)	0.64	0.91			0.68
P/E ratio (X)	14.61	10.08			9.75

Other data
Number of shareholders	3,275,132	3,223,047	52,085	1.6	3,293,537
Number of employees	187,251	187,133	118	0.1	189,766
Continental Europe	57,837	59,197	(1,360)	(2.3)	58,864
o/w: Spain	31,610	32,042	(432)	(1.3)	31,889
United Kingdom	26,993	26,802	191	0.7	27,505
Latin America	90,622	89,885	737	0.8	91,913
USA	9,363	9,000	363	4.0	9,187
Corporate Activities	2,436	2,249	187	8.3	2,297
Number of branches	14,569	14,679	(110)	(0.7)	14,756
Continental Europe	6,540	6,643	(103)	(1.6)	6,608
o/w: Spain	4,755	4,785	(30)	(0.6)	4,781
United Kingdom	1,315	1,405	(90)	(6.4)	1,379
Latin America	5,991	5,908	83	1.4	6,046
USA	723	723	—	—	723

Information on recurring profit
Attributable profit to the Group	3,008	3,501	(493)	(14.1)	7,021
EPS (euro)	0.32	0.40	(0.08)	(20.2)	0.79
Diluted EPS (euro)	0.31	0.39	(0.08)	(20.2)	0.78
ROE	7.64	9.39			9.37
ROTE	11.26	14.07			14.18
ROA	0.54	0.65			0.63
RoRWA	1.21	1.35			1.35
P/E ratio (X)	8.28	10.08			7.43

Note: The financial information in this report was approved by the Board of Directors at its meeting on July, 24 2012, following a favourable report from the Audit and Compliance Committee on July, 18 2012.

(1)	In December 2011, includes shares issued to cover the exchange of preferred shares of December 2011

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	H1 ’12	H1 ’11	Var (%)	H1 ’12	H1 ’11	Var (%)	H1 ’12	H1 ’11	H1 ’12	H1 ’11
Income statement (EUR million)
Continental Europe	3,998	3,762	6.3	1,211	1,578	(23.3)	44.0	44.9	7.71	10.73
o/w: Santander Branch Network	1,314	1,227	7.1	247	500	(50.6)	43.8	45.5	7.62	14.30
Banesto	653	597	9.4	82	168	(50.8)	43.5	46.0	3.44	7.16
Portugal	333	262	27.0	71	131	(46.1)	43.0	49.9	5.52	10.72
Santander Consumer Finance	919	992	(7.4)	382	369	3.6	42.3	39.0	7.08	7.91
Retail Poland (BZ WBK)	253	134	87.8	157	94	67.1	45.2	45.8	18.31	27.69
United Kingdom	1,307	1,750	(25.3)	566	381	48.6	51.2	42.6	8.61	6.02

Latin America	7,755	6,831	13.5	2,240	2,457	(8.8)	36.6	38.5	19.47	22.17
o/w: Brazil	5,684	4,969	14.4	1,152	1,381	(16.6)	34.0	36.7	18.17	23.73
Mexico	826	758	8.9	556	486	14.4	37.5	38.1	25.66	21.26
Chile	692	665	4.1	260	349	(25.5)	39.0	37.0	21.98	27.04
USA	770	905	(15.0)	456	517	(11.8)	42.6	34.2	17.75	26.33

Operating areas	13,829	13,248	4.4	4,474	4,934	(9.3)	40.9	40.7	12.30	14.48
Corporate Activities*	(1,326)	(1,402)	(5.4)	(1,466)	(1,433)	2.3
Total Group*	12,503	11,846	5.5	3,008	3,501	(14.1)	44.5	44.7	7.64	9.39
Extraordinary net capital gains and provisions				(1,304)	—	—
Total Group				1,704	3,501	(51.3)	44.5	44.7	4.33	9.39

(*).-	Excluding extraordinary net capital gains and provisions

	Net customer loans			Customer deposits			NPL ratio (%) *		NPL coverage (%) *
	30.06.12	30.06.11	Var (%)	30.06.12	30.06.11	Var (%)	30.06.12	30.06.11	30.06.12	30.06.11
Activity (EUR million)
Continental Europe	302,519	312,420	(3.2)	247,172	259,448	(4.7)	5.68	4.76	60	61
o/w: Santander Branch Network *	102,163	107,312	(4.8)	84,679	80,037	5.8	9.16	6.73	49	47
Banesto	64,571	71,825	(10.1)	49,992	54,047	(7.5)	5.27	4.54	54	52
Portugal	27,289	29,212	(6.6)	23,772	22,228	6.9	5.42	3.25	53	62
Santander Consumer Finance	56,834	57,052	(0.4)	32,702	32,658	0.1	3.88	4.74	111	103
Retail Poland (BZ WBK)	9,191	8,659	6.1	10,463	10,217	2.4	4.93	6.43	62	67
United Kingdom	275,780	225,599	22.2	211,192	182,338	15.8	1.83	1.81	40	43

Latin America	141,115	132,095	6.8	136,183	138,596	(1.7)	5.14	4.20	90	105
o/w: Brazil	75,963	73,320	3.6	69,095	78,188	(11.6)	6.51	5.05	90	102
Mexico	20,454	17,722	15.4	26,033	20,824	25.0	1.64	2.45	183	165
Chile	29,074	25,555	13.8	23,228	18,829	23.4	4.65	3.65	64	89
USA	42,984	35,407	21.4	38,344	32,776	17.0	2.27	3.76	113	85

Operating areas	762,399	705,521	8.1	632,892	613,158	3.2	4.09	3.71	66	69

Total Group	766,224	723,969	5.8	644,009	624,414	3.1	4.11	3.78	65	69

*	Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of June 2012 stood at 6.59% (5.08% in June 2011) and NPL coverage was 55% (44% in June 2011).

	Employees		Branches
	30.06.12	30.06.11	30.06.12	30.06.11
Operating means
Continental Europe	57,837	59,197	6,540	6,643
o/w: Santander Branch Network	17,963	18,108	2,914	2,914
Banesto	9,234	9,470	1,698	1,717
Portugal	5,722	5,871	685	731
Santander Consumer Finance	11,656	11,765	637	662
Retail Poland (BZ WBK)	9,048	9,744	524	530
United Kingdom	26,993	26,802	1,315	1,405

Latin America	90,622	89,885	5,991	5,908
o/w: Brazil	54,647	53,132	3,784	3,728
Mexico	13,030	12,840	1,125	1,098
Chile	12,263	12,211	499	487
USA	9,363	9,000	723	723

Operating areas	184,815	184,884	14,569	14,679
Corporate Activities	2,436	2,249
Total Group	187,251	187,133	14,569	14,679

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 26, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President